

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 6, 2006

Joseph H. LeBlanc, Jr.
Principal Financial Officer
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana

Re: Energy Partners, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 27, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Filed May 9, 2006
Response Letter May 11, 2006
File No. 1-16179

Dear Mr. Joseph H. LeBlanc, Jr.:

We have reviewed your supplemental response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   Please submit your response to our engineering comments in electronic format on EDGAR. Refer to Rule 101(a)(1)(iii) of Regulation S-T.

2.   We note from your May 26, 2006 correspondence, sent in response to questions posed by our petroleum engineer, that you originally booked 8,533 Mboe of estimated reserves in connection with the south Louisiana property and reserve acquisition that occurred in January 2005. We also note your disclosure on page 62 of your Form 10-K that 5,351 Mboe of the 8,533 Mboe, or 62.7 percent of estimated reserves associated with the acquisition, were subsequently written-off in 2005. Please address the following.

- Tell us whether this reserve write-down resulted in an impairment of the properties acquired and describe in detail how you arrived at your conclusion.

- Expand you management's discussion and analysis and the notes to your financial statements to clearly explain why you eliminated 62.7 percent of the 8,533 Mboe estimated reserves purchased in the January 2005 acquisition and the amount of acquisition cost attributable to these reserves.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Jonathan Duersch at (202) 551-3719, or in his absence Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief